EXHIBIT 11.1

Exhibit 11.1 - Computation of Earnings per Share

September 30, 2006
Basic:

Net loss	($603,528)

Average shares:
Common shares issued	95,587,661
Average shares outstanding	93,902,399

Net income per common share, basic	($0.01)

Diluted:

Net Income	($603,528)

Average shares:
Common shares issued	102,285,677
Average shares outstanding	93,902,399

Net income per common share, basic	($0.01)